Exhibit 99.3

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Previ — Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register:
33.754.482/0001-24
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	26,017,780	15.68	15.68

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	26,017,780	15.68	15.68

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Assistência Previdência Social BNDES — FAPES	General Taxpayers’ Register:
00.397.695/0001-97
Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,122,652	3.69	3.69

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,122,652	3.69	3.69

INDIVIDUAL FORM
Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundo de Investimentos em Títulos e Val. Mobiliários Librium	General Taxpayers’ Register: 01.912.197/0001-06

Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3,711,510	2.24	2.24

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3,711,510	2.24	2.24

INDIVIDUAL FORM
Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Petrobrás de Seguridade Social — Petros	General Taxpayers’ Register: 34.053.942/0001-50

Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	19,795,959	11.93	11.93

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	19,795,959	11.93	11.93

INDIVIDUAL FORM
Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register: 00.493.916/0001-20

Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,549,055	5.15	5.15

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,549,055	5.15	5.15

INDIVIDUAL FORM
Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register: 42.271.429/0001-63

Qualification:

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,874,102	4.14	4.14

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,874,102	4.14	4.14

INDIVIDUAL FORM
Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.	General Taxpayers’ Register:
Name: REAL GRANDEZA - Fundação de APAS	34.269.803/0001-68
Qualification :

Opening Balance

			% interest
Security/ Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,738,407	2.86	2.86

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/ Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,738,407	2.86	2.86

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.	General Taxpayers’ Register:
Name: PREVI - BANERJ	34.054.320/0001-46
Qualification:

Opening Balance

			% interest
Security/ Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1,997,595	1.20	1.20

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/ Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1,997,595	1.20	1.20

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Eggon João da Silva	General Taxpayers’ Register: 009.955.179-91
Qualification: Member of the Board of Directors

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	140,021	0.08	0.08
Share	Common*	24,000	0.01	0.01
Share	Common**	7,793,435	4.70	4.70

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Shares	Common	Magliano S.A. CCVM	Sell	03/21/07	24,000	28.0686	673,646.40
Shares	Common	Magliano S.A. CCVM	Buy	03/21/07	26,700	27.9908	747,354.36
Shares	Common	Magliano S.A. CCVM	Buy	03/22/07	95,300	28.5390	2,719,766.70
Shares	Common	Magliano S.A. CCVM	Buy	03/23/07	58,400	28.2892	1,652,089.28
Shares	Common	Magliano S.A. CCVM	Buy	03/26/07	138,800	27.8935	3,871,617.80
Shares	Common	Magliano S.A. CCVM	Buy	03/27/07	90,200	28.5172	2,572,251.44
Shares	Common	Magliano S.A. CCVM	Buy	03/28/07	74,800	27.8563	2,083,651.24
Shares	Common	Magliano S.A. CCVM	Buy	03/29/07	103,500	27.2889	2,824,401.15
Shares	Common	Magliano S.A. CCVM	Buy	03/30/07	98,400	27.4045	2,696,602.80

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	140,021	0.08	0.08
Share	Common*	—	—	—
Share	Common**	8,479,535	5.11	5.11

*  Indirect participation through the company Weg S.A.

**  Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Eggon João da Silva Adm. Ltd.	General Taxpayers’ Register: 80.957.384/0001-74
Qualification: Company of Member of the Board of Directors

Opening Balance

Security/		Number	% interest
Derivative	Characteristic of Security		Same kind	Total
Share	Common	127,234	0.08	0.08

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	127,234	0.08	0.08

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Francisco Ferreira Alexandre	General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

Security/		Number	% interest
Derivative	Characteristic of Security		Same kind	Total
Share	Common	4	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/		Number	% interest
Derivative	Characteristic of Security		Same kind	Total
Share	Common	4	0.00	0.00

INDIVIDUAL FORM
Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Cláudio Salgueiro Garcia Munhoz	General Taxpayers’ Register: 214.268.131-04

Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

INDIVIDUAL FORM
Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Sergio Wilson Ferraz Fontes	General Taxpayers’ Register: 470.393.377-20

Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM
Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Almir de Souza Carvalho	General Taxpayers’ Register: 022.398.687-91

Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM
Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Jaime Hugo Patalano	General Taxpayers’ Register: 011.141.237-49

Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

INDIVIDUAL FORM
Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
General Taxpayers’ Register:
Name: Luis Carlos Fernandes Afonso	035.541.738-35

Qualification: Member of the Board of Directors

Opening Balance

			% interest
Security/ Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/ Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM
Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
General Taxpayers’ Register:
Name: Wilson José Watzko	352.366.129-34

Qualification: Member of the Board of Directors

Opening Balance

			% interest
Security/ Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	250	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

			% interest
Security/ Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	250	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wang Wei Chang	General Taxpayers’ Register: 534.698.608-15
Qualification: Member of the Board of Directors

Opening Balance

Security/		Number	% interest
Derivative	Characteristic of Security		Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/		Number	% interest
Derivative	Characteristic of Security		Same kind	Total
Share	Common	4,242	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nildemar Secches	General Taxpayers’ Register: 589.461.528-34
Qualification: Member of the Board of Directors

Opening Balance

Security/		Number	% interest
Derivative	Characteristic of Security		Same kind	Total
Share	Common	33,929	0.02	0.02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/		Number	% interest
Derivative	Characteristic of Security		Same kind	Total
Share	Common	33,929	0.02	0.02

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nelson Vas Hacklauer	General Taxpayers’ Register: 522.156.958-20
Qualification:

Opening Balance

Security/		Number	% interest
Derivative	Characteristic of Security		Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/		Number	% interest
Derivative	Characteristic of Security		Same kind	Total
Share	Common	268	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	140,034	0.08	0.08
Share	Common(1)	24,000	0.01	0.01
Share	Common(2)	127,234	0.08	0.08
Share	Common(3)	7,793,435	4.70	4.70

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Shares	Common	Magliano S.A. CCVM	Sell	03/21/07	24,000	28.0686	673,646.40
Shares	Common	Magliano S.A. CCVM	Buy	03/21/07	26,700	27.9908	747,354.36
Shares	Common	Magliano S.A. CCVM	Buy	03/22/07	95,300	28.5390	2,719,766.70
Shares	Common	Magliano S.A. CCVM	Buy	03/23/07	58,400	28.2892	1,652,089.28
Shares	Common	Magliano S.A. CCVM	Buy	03/26/07	138,800	27.8935	3,871,617.80
Shares	Common	Magliano S.A. CCVM	Buy	03/27/07	90,200	28.5172	2,572,251.44
Shares	Common	Magliano S.A. CCVM	Buy	03/28/07	74,800	27.8563	2,083,651.24
Shares	Common	Magliano S.A. CCVM	Buy	03/29/07	103,500	27.2889	2,824,401.15
Shares	Common	Magliano S.A. CCVM	Buy	03/30/07	98,400	27.4045	2,696,602.80

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	140,034	0.08	0.08
Share	Common(1)	—	—	—
Share	Common(2)	127,234	0.08	0.08
Share	Common(3)	8,479,535	5.11	5.11

(1)             Indirect participation through the company Weg S.A.

(2)             Indirect participation through the company Eggon João da Silva Adm. Ltd.

(3)             Indirect participatio through the company Weg Participações e Serviços S.A

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	( ) Board of Directors	(X) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	250	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	250	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	38,439	0.02	0.02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	38,439	0.02	0.02

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2007 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	77,807,060	46.88	46.88

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	77,807,060	46.88	46.88